November 14, 2012

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

1. In accordance with Rule 470 under the Securities Act of 1933, please number each amendment to the registration statement consecutively in the order in which they are filed. In this regard, we note that the cover page of the registration statement should have indicated “Amendment No.1.” Please also note that you are required to file a marked copy of amendments on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure to file a marked copy of future pre-effective amendments to the registration statement. Refer also to Rule 472 under the Securities.

ANSWER: The cover page of the registration statement has been updated to indicate “Amendment No.2”.

2. Please update the date on the prospectus cover page to correspond with the amendment filing date. For additional guidance on the date of filing of amendments, refer to Rule 474 under the Securities Act.

ANSWER: The date on the prospectus cover page has been updated to correspond with the amendment filing date.

3. We note your response to comment three in our letter dated August 17, 2012. However, please tell us about all such companies regardless as to whether they are actively reporting.

ANSWER: The sole officer, director and affiliate is not directly or indirectly associated with any other company.

4. We note your response to comment four in our letter dated August 17, 2012. Please disclose on your prospectus cover page that you are an emerging growth company.

ANSWER: We have added the following disclosure on our prospectus cover page.

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.”

5. Please provide a currently dated consent from your auditors as an exhibit to the Form S-1. Refer to Item 601(b)(23) of Regulation S-K.

ANSWER: A currently dated consent from our auditor has been included as Exhibit 23.1 to the Form S-1.

Summary, page 5

6. Please disclose here that you currently have no commitments to raise the minimum funds necessary to become a revenue generating company over the next twelve months.

ANSWER: We have added the following disclosure to our Summary:

“We currently have no commitments to raise the minimum funds necessary to become a revenue generating company over the next twelve months.”

Plan of Distribution, page 16

Offering Price, page 16

7. Please revise your disclosure in the first paragraph to indicate that the offering price will be fixed for the duration of the offering. Please refer to comment one in our letter dated August 17, 2012 and your response to that comment.

ANSWER: We have added the following disclosure:

“The selling shareholders, who are underwriters, will sell our shares at a fixed price of $0.01 per share for the duration of the offering.”

Interests of Named Experts and Counsel, page 20

8. Please include the address of counsel here.

ANSWER: We have included the address of the counsel.

“The legality of the shares offered under this registration statement is being pass upon by Kevin A McLean Law Corp., located at Suite 1800 – 999 Hastings St W, Vancouver, BC, V6C 2W2.”

Description of Business, page 20

General

9. Please revise your disclosure to prominently identify the company as a shell company.

ANSWER: We have revised our disclosure to identify the company as a shell company.

“We are currently in the development stage and have nominal operations and minimal assets, which makes us a “shell company” as defined in Rule 12b-2 of the Exchange Act, as amended.”

10. In accordance with subparagraphs (ix) and (xi) of Item 101(h)(4) of Regulation S-K, please disclose if material to an understanding of your business:

-the effect that compliance with existing and probable government regulations may have on your business; and

ANSWER: We have added the following disclosure:

As a soil remediation service provider, we are not required to comply with existing government regulations nor are we responsible for obtaining licenses and permits for our services as they are the property owner’s responsibility. If future government regulations are imposed, compliance with the regulations could adversely affect our operating results.

-the costs and effects of compliance with federal, state and local environmental laws.

ANSWER: We have added the following disclosure:

Costs of compliance with federal, state, local and other foreign existing and future environmental regulations could adversely affect our cash flow and profitability. If we fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our customers, and future changes in environmental laws and regulations could occur. These factors may impose additional expense on our operations.

In addition, private lawsuits or enforcement actions by federal, state, and/or foreign regulatory agencies may materially increase our costs. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities which we may acquire that arranged for the disposal of hazardous substances. Although we will seek to obtain indemnities against liabilities relating to historical contamination at the facilities we operate, we cannot provide any assurance that we will not incur liability relating to the remediation of contamination, including contamination we did not cause.

We may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. A delay in obtaining any required environmental regulatory approvals or failure to obtain and comply with them could adversely affect our business and operating results.

Business, page 21

11. We note that here and throughout the prospectus you provide various factual statements about your industry without indicating whether the source of the information is management’s belief, industry data, general articles or another source. In this regard, we note statements such as:

-“the demand for such environmental services is very strong, and increasing;” [page 21]

-“[t]he world’s population will increase from six billion to nearly ten billion by year 2050;” [page 23]

-“[i]n Canada and the U.S., the eco-sector will experience 15% to 25% annual growth rates compared to economic growth of 2% to 4%.” [page 23]

Please note that the above list is not meant to be exclusive. Where you include this type of disclosure such as your “Industry Overview” disclosure on page 22, please identify the information source(s) serving as basis for your disclosure, including the year when the industry report/publication became available. If this information is based upon management’s belief, please indicate that this is the case.

ANSWER: We have removed the various factual statements about our industry, as the data is no longer available.

12. If true, please confirm that all market and industry data (including but not limited to data collected by Environment Canada (see page 25) or studies conducted by CANMET (see page 24), represents information that was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Please also provide us with copies of these reports marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

ANSWER: All market and industry data or studies conducted by CANMET represents information that was not commissioned by Enviro Cleanse for use in this registration statement. We did not fund or were otherwise affiliated with any of the sources that we cite.

13. Please provide brief background information about the business of EarthWorks Environmental Inc. In addition, clearly disclose whether you are currently engaged in discussions with EarthWorks. To help investors understand how you will utilize METS technology, please reconcile your disclosure that you are negotiating “to receive the exclusive Canadian license to own and operate the METS technology” with your Plan of Operations disclosure on page 30 where you disclose that you intend to purchase the MATRIX system equipment for $250,000.

ANSWER: The following disclosure has been added:

EarthWorks specializes in fast, high throughput Soil Remediation and Soil Recycling Equipment Manufacture, Licensing and Sales. EarthWorks Environmental is the designer and manufacturer of the patented Matrix Enhanced Treatment System or “METS” process. METS soil remediation equipment is the preferred solution for remediation and degradation/ destruction of more than 150 separate contaminants from ex-situ soils

We are not currently engaged in discussions with Earthworks or in negotiations to receive the exclusive Canadian license to own and operate the METS technology. Upon raising the capital, Enviro Cleanse will being negotiations with Earthworks Environmental to receive the exclusive Canadian license to own and operate the METS technology. Simultaneously, immediately upon securing the necessary financing, a firm order will be placed for the purchase of a MATRIX unit from EarthWorks Environmental for $250,000.

14. In your disclosure here, as well as in your Products and Services section starting on page 25, you make various statements, including, but not limited to, METS’ “proven” ability to reduce contamination and “treating virtually any type of contaminant,” its “state-of-the-art technology” being the “most practical approach to remediating contaminated soils,” and that in “no case does METS create or produce environmentally unsafe byproducts…” Please tell us to whom you attribute these statements. We may have additional comments following the review of your response.

ANSWER: The statements of the effectiveness of METS are sourced directly from EarthWorks and their documented field results (www.earthworksusa.com/case_studies.htm). In all cases, the treatment method involved either a bio or chemical reagent process to completely degrade the contaminant. These projects were completed in real world conditions and were required to meet the remediation standards established by regulator authorities. METS provides the most practical approach to remediating contaminated soils with its size and mobility. The unit is approximately the size of a large SUV and the unit is mobile and self-propelled. Rather than loading, hauling and dumping contaminated soil at an appropriate landfill then purchasing and delivering clean backfill to replace what was hauled away, METS decontaminates the soil on-site at a fixed price per cubic yard of soil.

Products and Services, page 25

15. Please revise your disclosure to provide the basis upon which you claim the superior qualities of METS compared to competitive technologies.

ANSWER: The following has been revised to include the following:

Even if the soil is already excavated, the cost of hauling contaminated soil to a licensed landfill is very expensive. Costs for competitive technologies include:

  A guaranteed rate for loading, hauling and dumping contaminated soil at the appropriate landfill (Class I or Class II)
  Purchasing and delivering clean backfill to replace what was hauled away
  All site labor, materials and project costs

The METS process can clean contaminated property for less than it costs to haul it off and replace it.

Price, page 26

16. To help investors better ascertain your ability “to generate sufficient revenue/profit” while remaining competitive with other service providers, please disclose the basis of management’s price estimate, as well as discuss, to the extent known, the projected capacity of remedial work management expects to undertake during the first 12 months of operation.

ANSWER: The following disclosure has been added:

The standard pricing regimen in the soil remediation industry is calculated according to a set price per ton of material to be treated, and takes into account the type of soil and associated type and extent of contamination, the range of laboratory analyses to be done, and must also calculate the extent of material handling. For most straightforward applications (and reflected in the accompanying financial projections), Enviro Cleanse will quote remediation work at $65 per ton. This pricing level will be sufficient to generate significant revenue / profit while at the same time ensuring the company is competitive to other service providers.

The projected capacity of remedial work management we are expecting to undertake will be limited to the capacity of one MATRIX unit which is approximately 160 tons/ hr. The number of projects we expect to undertake will be determined by the size of the projects we take on, as larger projects will take more time to complete. We are not expecting full-scale operations until we have established a foothold in the local soil remediation market which will be determined by the success or failure of our sales efforts.

Competitive landscape, page 27

17. With a view towards disclosure, please tell us whether your services will require government approval, and to the extent such approval has not yet been received, discuss the status of the approval process. See Item 101(h)(4)(viii) of Regulation S-K.

ANSWER: The following disclosure has been added:

Our soil remediation services will not require government approval. The property owner is responsible for acquiring the required permits and approvals before hiring us for our services.

18. Since you disclose that you will license the technology and/or purchase the equipment needed to provide your services from EarthWorks, please revise your disclosure to accurately describe your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

ANSWER: The following disclosure has been added:

We are primarily focused on soil remediation and establishing a foothold in the soil remediation market. Once we are successfully established in the soil remediation market, our plan is to begin negotiating with Earthworks for the MATRIX license. Our future plans will include negotiating licensing rights for the MATRIX technology.

Plan of Operations, page 30

19. Please expand your disclosure here by indicating how you are budgeting the estimated $1.221 million in capital requirements, describing accurately the various categories of your anticipated expenses. For example, it is not clear whether you will purchase the equipment necessary to conduct your remediation services or whether you will rent them by entering into financing arrangements. Also, it is not readily apparent what “Labor costs” or “License costs” may represent. Please provide examples of the chemical reagents you will require in rendering your services and whether the $378,000 estimate represents the cost of such materials for a period of 12 months from the start of operations.

ANSWER: The following disclosure has been added:

Once we have raised the raised the required capital, we plan to purchase the equipment necessary to conduct our remediation services from Earthworks for $250,000.

METS is designed to work with any chemical reagent or biological product that is or can be delivered in an aqueous solution. The choice of what to use in a given project is determined from analysis of the contaminant or combination of contaminants in the soil, and from analysis of the soil composition, moisture content, pH, etc. For example, commercially available products that are commonly used to degrade hydrocarbons as part of various cleaning and degreasing applications, can be adapted successfully by METS. Other products that can be adapted for METS are based on a chemical principle known as Fenton's Reagent Chemistry. FRC provides for direct oxidation -- release of nascent oxygen -- via an exothermic reaction between a peroxygen and a catalyst. The exothermic reaction as well as oxygen release, dependent upon catalyst, degrades the hydrocarbon molecule to its carbon and hydrogen elements. The nascent oxygen reacts with these elements to form benign compounds (for example, in the case of gasoline, the byproducts are water and carbon dioxide). Chemical reactions based on this chemistry are reliable and predictable, once the proper environment has been created.

Metals (for example, soluble lead) are neutralized by chemical bonding at the molecular level, resulting in byproducts that are stable and benign. METS is also able to apply a variety of products that release cultured microbes proven to degrade and/or neutralize various types of contaminants. In all known cases, these are naturally occurring biological organisms that have been found to thrive in environments where these contaminants have been introduced by man-made events or by natural causes. The $378,000 estimate represents the cost of such materials for a period of 12 months from the start of operations.

Of the $36,000 allocated to our marketing efforts, $10,000 will be spent on Vue Media to design our website and direct internet traffic to our website. An additional $6,500 will be spent on securing an Exhibit space at the three-day 2013 Gas & Oil Expo (Global Petroleum Show) in Calgary. The remaining $19,500 will be spent on promotional material such as flyers, brochures, and newspaper ads in the months prior to the launch of operations. The monthly expense of $20,000 for labour costs is allocated to cover the cost of a site supervisor, site assessors, and general labourers to work on the work site. The license cost covers the permit to operate as a soil remediation firm in the province of Alberta.

20. Please consider presenting a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones that will need to be completed prior to the launch of your business during the next 12 months and the projected timeline for achieving each step.

ANSWER: We will need to secure financing before we can initiate the launch of our business.

Steps or Milestones that will need to be completed prior to launch of business during next 12 months.	Projected Timeline for achieving each step
MATRIX system equipment purchase	Month 1 - 4
Secure an office for base of operations	Month 1
Hire and Train Staff (Accounting, Operations, Sales)	Month 2
Chemical Reagent purchase	Month 4
Training for MATRIX system equipment	Month 4
Website Design (Vue Media) and Direct Traffic	Month 3
Begin Direct Sales Marketing	Month 3
Distribute Promotional Marketing Material	Month 4
Showcase Enviro Cleanse at G&O Expo	Month 8

Exhibits

Exhibit 3.1(i) Articles of Incorporation

21. We note your response to comment 21 in our letter dated August 17, 2012. Please note that in accordance with Item 601(b)(3) of Regulation S-K, the articles of incorporation or amendments thereto should be filed as number “3” exhibits. As set forth in Instruction 3 to the Exhibit Table, whenever necessary, you may include alphabetical or numerical subparts. Please re-file the amendment accordingly.

ANSWER: The amendments have been amended and filed as number “3” exhibit.